Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

T: 617-951-7000

F: 617-951-7050

Thomas R. Hiller

617-951-7439

617-235-0460 fax

thomas.hiller@ropesgray.com

September 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Mr. Jeff Long

Re:	Sterling Capital Funds (File Nos. 033-49098 and 811-06719) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On September 3, 2013, Jeff Long of the staff (the “Staff Reviewer”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Jennifer Thompson and Thomas Hiller of Ropes & Gray LLP and James Gillespie of Sterling Capital Management LLC regarding the September 30, 2012 Annual Report to shareholders (the “Annual Report”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on December 5, 2012 for each series of the Trust then in operation (each, a “Fund” and collectively, the “Funds”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Report are set forth below.

General

1.	Comment:	Please update the EDGAR series and class identifiers to accurately identify inactive Funds such as the International Index Fund and the money market funds.

	Response:	The requested change has been made.

Management’s Discussion of Fund Performance (“MDFP”)

2.	Comment:	In the “Q&A” section of the Intermediate U.S. Government Fund, the Fund is described as outperforming its benchmark in one response, and underperforming its benchmark in another. Please clarify the discrepancy.

	Response:	The Registrant notes that the Q&A should have noted that the Fund underperformed its benchmark in both responses.

Schedule of Investments

3.	Comment:	In the Schedule of Investments for the Strategic Allocation Conservative Fund, the Strategic Allocation Balanced Fund and the Strategic Allocation Growth Fund, please consider grouping investments by asset class rather that affiliated/unaffiliated/ETF, consistent with the other Funds.

	Response:	The requested change will be made in future filings.

Statement of Assets and Liabilities

4.	Comment:	Please disclose any accrued but unpaid payables to directors or trustees of the Trust pursuant to Rule 6-04 of Regulation S-X.

	Response:	The Registrant notes that there were no director payables as of September 30, 2012. To the extent there are payables as of the balance sheet dates in future reports, Registrant will disclose such amounts in the relevant shareholder report.

5.	Comment:	Item 63 of the Fund’s Form N-SAR indicates that the Fund’s dollar weighted average portfolio maturity as of a recent period end date was approximately 5 years. The Prospectus of the Short Term Bond Fund indicates that “the Fund will maintain an average duration between 1 and 3 years” and that “the Fund’s dollar-weighted average maturity is expected to be more than 1 year but less than 3 years.” Please consider whether any changes to the Fund’s Prospectus are necessary or appropriate.

	Response:	For purposes of Item 63 of the Fund’s Form N-SAR, pursuant to that form’s instructions, the Fund calculates its dollar weighted average portfolio maturity by multiplying the market value of each portfolio security by the time remaining to its maturity, adding these calculations and then dividing the total by the market value of the portfolio. For purposes of testing compliance with the statement in the Fund’s prospectus that “the Fund’s dollar-weighted average maturity is expected to be more than 1 year but less than 3 years,” the Fund’s dollar weighted average portfolio maturity is calculated in the manner set forth in Rule 2a-7(d). In order to eliminate any confusion or ambiguity as to how the Fund’s calculates its dollar-weighted average portfolio maturity going forward, Fund management will present a proposal at the next meeting of the Fund’s Board of Trustees to change the Fund’s name to the “Short Duration Bond Fund,” and in connection therewith to eliminate references to expected dollar-weighted average maturity ranges from the Fund’s prospectus.

*        *        *         *        *         *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7439.

Very truly yours,

/s/ Thomas R. Hiller
Thomas R. Hiller

cc: James T. Gillespie